Filed by Walter Industries, Inc., commission file number 001-13711, pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hanover Capital Mortgage Holdings, Inc.

 Subject Company Commission File Number: 001-13417

This filing contains forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including expressions such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “may,” “will,” and similar expressions involve known and unknown risks, uncertainties, and other factors that may cause Walter Industries, Inc.’s or Hanover Capital Mortgage Holdings, Inc.’s actual results in future periods to differ materially from the expectations expressed or implied by such forward-looking statements. These forward-looking statements relate to, among other things, the proposed merger and the combined company and involve risks and uncertainties. Actual results could differ from those currently anticipated due to a number of factors, including: further changes in the mortgage-backed capital markets; changes in general economic conditions; the successful implementation and anticipated timing of any strategic actions and objectives that may be pursued, including the announced separation of Walter Industries, Inc.’s financing business from Walter Industries, Inc. and strategic alternatives that may be pursued related to Walter Industries, Inc.’s homebuilding business. In particular, the separation of Walter Industries, Inc.’s financing business and its proposed merger into Hanover Capital Mortgage Holdings, Inc., is subject to a number of closing conditions which may be outside of Walter Industries, Inc.’s control. Forward-looking statements made by Walter Industries, Inc. herein, or elsewhere, speak only as of the date on which the statements were made. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. Any forward-looking statements should be considered in context with the various disclosures made by Walter Industries, Inc. and Hanover Capital Mortgage Holdings, Inc. about their respective businesses, including the Risk Factors described in Walter Industries, Inc.’s 2007 Annual Report on Form 10-K, the Risk Factors described in Hanover Capital Mortgage Holdings, Inc.’s 2007 Annual Report on Form 10-K, and each of Walter Industries, Inc.’s and Hanover Capital Mortgage Holdings, Inc.’s other filings with the Securities and Exchange Commission. Neither Walter Industries, Inc. nor Hanover Capital Mortgage Holdings, Inc. undertakes any obligation to update its forward-looking statements as of any future date.

This communication is being made in respect of the proposed merger transaction involving JWH Holding Company, LLC, a wholly-owned subsidiary of Walter Industries, Inc. and Hanover Capital Mortgage Holdings, Inc. In connection with the proposed merger and certain related transactions, Hanover Capital Mortgage Holdings, Inc. filed a registration statement on Form S-4 containing a preliminary proxy statement/prospectus with the SEC, and Hanover Capital Mortgage Holdings, Inc. will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Hanover Capital Mortgage Holdings, Inc. and Walter Industries, Inc.  Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Hanover Capital Mortgage Holdings, Inc. and Walter Industries, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, at Hanover Capital Mortgage Holdings, Inc.’s Web site (http://www.hanovercapitalholdings.com).

Haover Capital Mortgage Holdings, Inc. and Walter Industries, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger and related transactions. Information regarding Walter Industries, Inc.’s directors and executive officers is available in Walter Industries, Inc.’s proxy statement for its 2008 annual meeting of stockholders and Walter Industries, Inc.’s 2007 Annual Report on Form 10-K, which were filed with the SEC on March 19, 2008, and March 7, 2008, respectively, and information regarding Hanover Capital Mortgage Holdings, Inc.’s directors and executive officers is available in Hanover Capital Mortgage Holdings, Inc.’s proxy statement for its 2008 annual meeting of stockholders and Hanover Capital Mortgage Holdings, Inc.’s 2007 Annual Report on Form 10-K, which were filed with the SEC on April 24, 2008, and April 2, 2008, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in Hanover Capital Mortgage Holdings, Inc.’s proxy statement/prospectus and other materials referred to in Hanover Capital Mortgage Holdings, Inc.’s proxy statement/prospectus.

Walter Industries, Inc. filed agreements relating to the proposed merger transaction under cover of Item 5.02 of a Form 8-K on December 30, 2008.  The Letter Agreement dated as of December 23, 2008 between JWH Holding Company, LLC and Mark J. O’Brien (Incorporated by reference to Exhibit 10.1 of the Form 8-K filed by Walter Industries, Inc. with the SEC on October 28, 2008) and the Letter Agreement dated as of December 23, 2008 between JWH Holding Company, LLC and Charles Cauthen (Incorporated by reference to Exhibit 10.2 of the Form 8-K filed by Walter Industries, Inc. with the SEC on October 28, 2008) are each hereby incorporated by reference in their entirety into this filing.